Barclays Capital Inc.
Statement of Financial Condition
December 31, 2018





KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Barclays Capital Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Barclays Capital Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

March 1, 2019

Barclays Capital Inc.
Statement of Financial Condition
December 31, 2018

(in millions, except share data)

Assets		
Cash and cash equivalents	$	273
Cash and cash equivalents segregated for regulatory and other purposes		3,284
Collateralized agreements:		
Securities purchased under agreements to resell (includes $20,850 at fair value)		34,034
Securities borrowed (includes $14,092 at fair value)		27,505
Financial instruments owned, at fair value (includes $23,075 pledged as collateral)		28,064
Receivables from brokers, dealers and clearing organizations		5,353
Receivables from customers (includes $62 at fair value)		6,967
Accrued interest and dividend receivables		53
Other assets		133
Total assets	$	105,666
Liabilities and Stockholder's Equity		
Collateralized financings:		
Securities sold under agreements to repurchase (includes $28,547 at fair value)	$	34,294
Securities loaned (includes $4,964 at fair value)		15,108
Other collateralized financings, at fair value		100
Financial instruments sold, but not yet purchased, at fair value		6,187
Payables to brokers, dealers and clearing organizations		1,088
Payables to customers (includes $983 at fair value)		30,115
Short-term borrowings		970
Accrued interest and dividend payables		76
Other liabilities		1,012
Long-term borrowings		7,300
Subordinated debt		2,500
Total liabilities		98,750
Stockholder's equity		
Common stock – no par value, 5,000 shares authorized,		
10 shares issued and outstanding		-
Additional paid-in capital		6,677
Retained earnings		245
Accumulated other comprehensive loss, net of tax		(6)
Total stockholder's equity		6,916
Total liabilities and stockholder's equity	$	105,666

The accompanying notes are an integral part of this Statement of Financial Condition.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2018

1. Organization

Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"), a municipal advisor registered with the SEC and Municipal Securities Rulemaking Board ("MSRB") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is headquartered in New York, with registered domestic branch offices in Atlanta, Boston, Charleston, Chicago, Houston, Los Angeles, Media, Menlo Park, New York, San Juan, San Francisco, Seattle, Warren, Washington D.C. and Whippany. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, and central banks.

The Company is a "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, debt securities, other corporate related securities, equities, resale and repurchase agreements, securities lending and borrowing, and clearing derivative products. The Company is also a primary dealer in United States ("US") government securities.

The Company has investment banking and capital markets businesses in the US.

The Company's direct parent and sole stockholder is Barclays Group US Inc. ("BGUS"). BGUS is wholly owned by Barclays US LLC ("BUSLLC"), a direct subsidiary of Barclays Bank PLC ("BBPLC"), and is ultimately owned by Barclays PLC ("BPLC", and collectively with its subsidiaries, "Barclays PLC Group" or the "Group"). Both BBPLC and BPLC are United Kingdom ("UK") companies, while BGUS is a Delaware corporation and BUSLLC is a Delaware limited liability company. BUSLLC is the US Intermediate Holding Company ("IHC") for the US operations of BBPLC, as required by Regulation YY of the Board of Governors of the Federal Reserve System ("FRB"). BUSLLC and its subsidiaries collectively are subject to the FRB's capital and leverage standards and annual Comprehensive Capital Analysis and Review assessments. The Company has significant intercompany transactions with related parties as described in Note 14, "Transactions with Affiliated Companies".

The Company subscribes to a credit rating agency review by Standard & Poor's. This rating agency assesses the creditworthiness of the Company based on reviews of the Company and BBPLC's broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting, and governance. The Company is rated A for Long-term and A-1 for Short-term debt issuance, with a stable outlook.

2. Significant Accounting Policies

Basis of Presentation
The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US Dollar ("USD") is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2018.

Use of Estimates

Preparation of the Statement of Financial Condition in accordance with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and certain disclosures at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of on demand deposits. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Cash and Cash Equivalents Segregated for Regulatory and Other Purposes

Cash and cash equivalents segregated for regulatory and other purposes consist of cash and cash equivalents segregated under the Commodity Exchange Act ("CEA") and in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA") and for Proprietary Accounts of Broker-Dealers ("PAB").

Collateralized Agreements and Financings

Collateralized agreements consist of Securities purchased under agreements to resell ("Resale Agreements") and Securities borrowed. Collateralized financings consist of Securities sold under agreements to repurchase ("Repurchase Agreements"), Securities loaned, and Other collateralized financings, at fair value. Where the requirements of Accounting Standards Codification ("ASC") 210-20, *Balance Sheet Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition.

▪ **Resale and Repurchase Agreements**

Resale and Repurchase Agreements are either carried at the amounts of cash advanced or received, plus accrued interest, or at their fair value pursuant to the fair value option based on management's intent on managing such instruments on a fair value basis (for further description, see Note 5, "Fair Value Measurements"). Resale Agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase Agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased is generally in excess of the cash received or provided. The Company monitors the fair value of securities purchased under Resale Agreements and securities sold under Repurchase Agreements on a daily basis, with additional securities obtained or posted as necessary.

▪ **Securities Borrowed and Loaned**

Securities borrowed and loaned are either carried at the amounts of cash advanced or received, plus accrued interest, or at their fair value pursuant to the fair value option based on management's intent on managing such instruments on a fair value basis (for further description, see Note 5, "Fair Value Measurements"). Securities borrowed transactions require the Company to deposit cash collateral with the lender. Securities loaned transactions require the borrower to deposit cash collateral with the Company. Cash collateral is generally in excess of the fair value of securities loaned or borrowed. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or posted as necessary.

▪ **Other Collateralized Financings, at Fair Value**

Other collateralized financings require the lender to deposit cash with the Company in exchange for securities collateral. The transaction is prepared under traditional secured loan documentation. Such collateralized financings are carried at their fair value.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. A transferor is considered to have relinquished control over the assets where (1) the transferred assets are legally isolated from the Company's creditors, (2) the transferee can pledge or exchange the financial assets (or if the transferee is a securitization or asset-backed financing vehicle that is constrained from pledging or exchanging the assets it receives, the holder of the beneficial interests issued by the vehicle can pledge or exchange the beneficial interests), and (3) the Company does not maintain effective control of the transferred assets through the ability to repurchase them before their maturity, or have the ability to unilaterally cause the holder to return them (or if the transferee is a securitization or asset-backed financing vehicle that the Company cannot repurchase the beneficial interest(s) before their maturity or have the ability to unilaterally cause the holder to return the third-party beneficial interests related to those transferred assets).

Variable Interest Entities

The Company prepares the Statement of Financial Condition in accordance with ASC 810, *Consolidation* ("ASC 810"). Variable interest entities ("VIEs") are entities that lack either of the following characteristics: (1) the total equity investment at risk is sufficient to enable the entity to finance its ongoing activities or (2) the equity investors have power to direct the most significant activities of the entity (the activities that impact the economic performance of the entity), the obligation to absorb expected losses of the entity, and the right to receive the residual returns of the entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb the VIE's expected losses or receive expected residual returns, or both, that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with ASC 810, the Company consolidates VIEs for which it is the primary beneficiary. The Company reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Fair Value Measurements

The Company accounts for a significant portion of its financial instruments at fair value in accordance with ASC 820, *Fair Value Measurements* ("ASC 820").

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). In the absence of an active market for a financial instrument, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Where the Company acts as a market maker, financial instruments are marked to mid-market prices. Fair value measurements do not include transaction costs.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize the transfers into and out of each level as of the end of the reporting period.

Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased, at Fair Value

The Company's Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value are comprised of securities purchased or sold short and derivative arrangements and are reflected in the Statement of Financial Condition on a trade-date basis.

Customer Securities Transactions

Securities owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included in the Statement of Financial Condition. However, in the event of fails to deliver securities to or receive securities from the customer, the Company records corresponding Receivables from customers or Payables to customers, respectively. These customer securities transactions are recorded on a settlement-date basis of the associated transaction in the Statement of Financial Condition. The Company monitors the market value of collateral held and the market value of securities receivable from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive securities, margin balances, cash deposits at clearing organizations, and amounts related to unsettled securities trading activity. Amounts related to regular-way unsettled trades are presented on a net basis.

Receivables from and Payables to Customers

Receivables from and Payables to customers include amounts due on cash and margin transactions and amounts related to unsettled securities trading activity. As a clearing member, the Company collects and remits margin (either cash or securities collateral) between its customers and clearing organizations. Where the Company obtains benefits from or controls cash balances, the Company recognizes the initial margin as Payables to customers and Receivables from brokers, dealers and clearing organizations. For certain customers, the Company has agreed to waive its transformation rights with respect to such cash balances and pass through all interest paid by the clearing organization. The Company also does not guarantee and is not liable to those customers for the performance of the clearing organization. As a result, the Company does not reflect such amounts on its Statement of Financial Condition. Amounts related to regular-way unsettled trades are presented on a net basis in Receivables from and Payables to brokers, dealers and clearing organizations.

Loss Contingencies

In accordance with ASC 450, *Contingencies,* the Company establishes an accrual for all litigation and regulatory matters, including matters disclosed herein, when it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be higher or lower than the amounts accrued for those matters.

Share-Based Compensation

The Company applies ASC 718, *Compensation – Stock Compensation*, which focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments.

Retirement Benefits

The Company accounts for retirement benefits in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715"). For a defined benefit pension and post-retirement plan, ASC 715 requires an entity to recognize in its Statement of Financial Condition the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. ASC 715 also requires an entity to recognize changes in the funded status of a defined benefit pension and post-retirement plan within Accumulated Other Comprehensive Income, net of tax; to the extent such changes are not recognized in earnings as a component of periodic net benefit cost. The service cost component of pension costs are recognized in compensation and benefits while other components of net benefit cost are recognized in other expenses.

Income Taxes

A check-the-box election was made on November 20, 2018, retroactive to September 6, 2018, where BUSLLC became the parent of the consolidated US federal income tax group. The Company is included in the consolidated US federal income tax return of BUSLLC. The Company files combined and unitary state and local income tax returns with affiliates, as well as certain separate state and local filings. Pursuant to a tax sharing agreement, the Company computes tax provisions in accordance with ASC 740, *Income Taxes* ("ASC 740") on a modified separate return method, whereby the Company is reimbursed on a current basis by BUSLLC for the benefit generated from federal, combined and unitary state and local tax losses and temporary differences of the Company.

Once settlement occurs under the tax sharing agreement, the Company does not suffer the risk and rewards of any subsequent changes in the measurement of its deferred tax assets related to changes in statutory tax rates or valuation allowances as it no longer receives the benefit of the future deduction nor suffers the cost of the future liability. In the event of a subsequent adjustment by a tax authority which results in a permanent reduction of the tax benefit of a timing deferred tax asset, the Company is not obligated to repay BUSLLC. Rather, the permanent reduction in tax benefit will be treated as a deemed contribution to capital.

Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company assesses its ability to realize deferred tax assets on a modified separate return method based on the availability of the four sources of taxable income discussed in ASC 740, including but not limited to projections of future taxable income, as well as the other factors of the filing groups of the relevant jurisdictions.

The Company's unsettled deferred tax assets and deferred tax liabilities are presented on a net basis, where applicable, as a component of Other assets in the Statement of Financial Condition.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax benefit to record for uncertain tax positions.

ASC 740 prescribes a recognition threshold and a measurement aspect for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. Positions that meet the more likely than not recognition criteria are measured to determine the amount which is greater than 50 percent likely to be realized upon settlement with a taxing authority. The Company's policy is to record interest and penalties on income taxes in the tax provision.

The Tax Act introduced the base erosion anti-abuse tax ("BEAT") effective January 1, 2018. BEAT seeks to impose a base erosion minimum tax in addition to a taxpayer's regular tax liability where the taxpayer is an "applicable taxpayer" and to the extent that the BEAT tax liability exceeds the regular tax liability. BEAT applies to "applicable taxpayers" which are corporations, part of a group with at least $500 million average annual domestic receipts, and which have a "base erosion percentage" of 2% or higher. If these conditions are met, the BEAT liability is computed on a taxpayer level. The relevant group for the purposes of determining the base erosion percentage is the "controlled group," which includes the consolidated US federal income tax group parented by IHC and BBPLC's US branches of which the Company is a member. The Company's policy is to apply a modified separate return method for determining whether it is an applicable taxpayer for BEAT purposes by looking to US federal income tax law which makes the determination for each member of the controlled group by determining if the controlled group is an applicable taxpayer.

Recent Accounting Developments

Accounting Standards Adopted During 2018

Revenue from Contracts with Customers
In 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers.* This ASU requires entities to recognize revenue in a manner to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the performance obligation is satisfied. The ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted the new revenue recognition guidance on January 1, 2018 using the modified retrospective transitions approach. Adoption of the ASU did not result in any impact to previously recognized net income but will result in certain presentation changes for underwriting costs and certain intragroup sales credits which will now be presented on a gross basis within non-interest expense rather than being presented net within revenues.

Recognition and Measurement of Financial Assets and Financial Liabilities
In 2016, the FASB issued ASU 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities.* This ASU requires investments in equity securities to be measured at fair value with changes in fair value reflected in earnings (excluding equity method or consolidated investments) except for equity investments where fair value is not readily determinable, which could be measured on an adjusted cost basis. Other amendments include improvements in presentation and disclosure of fair value amounts, recognition of instrument-specific credit risk for financial liabilities for which the fair value option has been elected in other comprehensive income ("OCI"), and certain impairment considerations for equity securities.

The Company adopted the ASU on January 1, 2018, prospectively with no impact on the Company's Statement of Financial Condition.

Income Taxes – Intra-Entity Transfers of Assets
In 2016, the FASB issued ASU 2016-16, *Income Taxes: Intra-Entity Transfer of Assets Other than Inventory*. The ASU provides that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs (rather than upon its eventual sale to an outside party).

The Company adopted the ASU on January 1, 2018 with no impact upon adoption.

Stock Compensation – Scope of Modification Accounting
In 2017, the FASB issued ASU 2017-09, *Compensation – Stock Compensation: Scope of Modification Accounting*. The ASU provides clarifying guidance on when a change to the terms or conditions of a share-based payment award is considered a modification in accordance with ASC 718, *Compensation – Stock Compensation*.

The Company adopted the ASU on January 1, 2018 with no impact upon adoption.

Retirement Benefits – Improving the Presentation of Net Periodic Pension Costs and Net Periodic Postretirement Benefit Cost
In 2017, the FASB issued ASU 2017-07, *Compensation – Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost*. Existing US GAAP does not prescribe where the amount of net benefit cost should be presented in the income statement and does not require disclosure by line item the amount of net benefit cost that is included in the income statement or capitalized in assets. The ASU requires recognition of the service cost component in the same line item or items as other compensation costs arising from services rendered by the employees. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component.

The Company adopted the ASU on January 1, 2018 with no impact on the Company's Statement of Financial Condition.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income
In 2018, the FASB issued ASU 2018-02, *Income Statement – Reporting Comprehensive Income: Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income*. The ASU allows a reclassification from Accumulated other comprehensive income to Retained earnings for stranded tax effects resulting from the recently enacted federal Tax Cuts and Jobs Act. The guidance is effective for the reporting period beginning on January 1, 2019 with early adoption permitted.

The Company adopted the ASU in 2018 which resulted in a $3 million reclassification from Accumulated other comprehensive income to Retained earnings in the Company's Statement of Financial Condition.

Accounting Standards Issued but not yet Adopted

Leases
In 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842) which requires lessees to recognize all leases longer than twelve months on the balance sheet as a lease liability with a corresponding right-of use asset. The lessor accounting is largely unchanged. The right-of-use asset and lease liability will initially be measured using the present value of the remaining rental payments. Operating leases will recognize straight-line expense while finance leases will recognize a front-loaded expense comprising both interest accrued on the lease liability and amortization of the right-of-use asset (similar to the existing capital lease guidance). This ASU requires leases to be classified as finance or operating using principals similar to existing lease accounting, but eliminates the 'bright line'

classification tests. The classification will affect the pattern and classification of expense recognition in the Statement of Operations. Additionally, certain quantitative and qualitative disclosures will be required. The FASB has subsequently issued additional ASUs (ASU 2018-1, 2018-10 and 2018-11) relating to land easement practical expedient, clarifying guidance on several aspects of the issued standard and an optional transitional relief.

The guidance is effective for the reporting period beginning on January 1, 2019 and will be adopted prospectively under a modified retrospective approach.

The new standard provides a number of optional practical expedients in transition. The Company will elect the package of practical expedients, which will not require it to reassess whether an existing contract contains a lease or whether a classification or unamortized initial lease costs would be different under the new lease guidance. The Company will also elect the use of hindsight but will not elect the practical expedient pertaining to land easements as it is not applicable.

The Company does not expect a material impact upon adoption of this ASU.

Derivatives and Hedging – Targeted Improvements to Accounting for Hedging Activities
In 2017, the FASB issued ASU 2017-12, *Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities*. The ASU is intended to improve the financial reporting of hedging relationships to better portray the economic results of risk management activities in the Statement of Financial Condition. Additionally, the ASU introduces certain targeted improvements with respect to applying the hedge accounting requirements in ASC 815. Those targeted improvements include expanding the ability for certain hedges of interest rate risk to qualify for hedge accounting, permitting recognition of hedge ineffectiveness of cash flow hedges and net investment hedges in other comprehensive income and simplifying the hedge documentation requirements. The guidance is effective for the reporting period beginning on January 1, 2019 with early adoption permitted.

The Company does not expect a material impact from adoption of the ASU.

Measurement of Credit Losses on Financial Instruments
In 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. This ASU clarifies how and when an entity should recognize credit losses associated with loans and other financial instruments not measured at fair value through net income. The ASU introduces the Current Expected Credit Loss ("CECL") model which replaces the current incurred loss model used for recognizing impairment provisions. Under CECL, entities will be required to recognize impairment for lifetime expected credit losses upon initial recognition of a financial asset, taking into account reasonable and supportable information around forecasted economic conditions. The guidance is effective for the reporting period beginning on January 1, 2020 with early adoption permitted for the reporting period beginning on January 1, 2019.

The Company is currently evaluating the potential impact of the ASU.

3. **Assets Segregated or Held in Separate or Sequestered Accounts for Regulatory and Other Purposes**

At December 31, 2018, assets segregated or held in separate accounts under the CEA or other regulations are included in the Statement of Financial Condition as follows (in millions):

Cash[a]	$	3,229
Cash equivalents		55
Receivables from brokers, dealers and clearing organizations		3,692
Total assets segregated under the CEA	$	6,976

[a] Includes cash of $1,678 million segregated in a special reserve bank account for the exclusive benefit of customers and PAB under Rule 15c3-3 of the Securities Exchange Act of 1934.

4. **Financial Instruments**

The following table sets forth the Company's Financial instruments owned, at fair value, including those pledged as collateral and Financial instruments sold, but not yet purchased, at fair value, that are measured in accordance with ASC 820 as of December 31, 2018 (in millions):

Fair Value of Financial Instruments:	Financial instruments owned, at fair value		Financial instruments sold, but not yet purchased, at fair value	
Money market instruments	$	1,450	$	-
Government and agencies:				
Government securities		11,870		1,985
Agency securities		8,071		88
Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS"):				
Commercial MBS		156		-
Other ABS		465		1
Corporate debt securities		124		16
Equities and convertibles		5,048		3,230
Derivative contracts, net:				
Equity options		148		-
To-be-announced ("TBA") contracts		727		845
Other derivatives		5		22
	$	28,064	$	6,187

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver a specified security or cash at a contracted price. These transactions are subject to market risk if the market price of these financial instruments changes subsequent to the date of the Statement of Financial Condition.

Derivative Contracts

The derivative balances represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments at specified terms on a specified date. Derivative contracts may be listed and traded on exchanges (referred to as exchange-traded) or privately negotiated directly between two parties (referred to as over-the-counter derivatives). Both exchange-traded and over-the-counter ("OTC") derivatives are presented in the following table.

The Company enters into trading derivative contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. The Company also enters into futures contracts to economically hedge its interest rate exposure of US Treasury securities in which it invests. The Company entered into a guarantee with BBPLC which transfers the counterparty credit risk associated with certain of the Company's derivative clearing clients, to BBPLC. The amount reimbursable under the contract is capped at $900 million, and has been fully collateralized by BBPLC with cash, with a corresponding payable back to BBPLC. The cash collateral and payable were recognized in the Statement of Financial Condition in Cash and cash equivalents segregated for regulatory and other purposes and Payables to customers, respectively. For additional information see Note 14, "Transactions with Affiliated Companies".

Derivative transactions are measured at fair value, with derivative assets reported in the Statement of Financial Condition as Financial instruments owned, at fair value, and derivative liabilities as Financial instruments sold, but not yet purchased, at fair value.

The following table sets forth the fair value and the notional value of the Company's derivative contracts by major product type on a gross basis as of December 31, 2018 prior to the application of the impact of counterparty netting under ASC 210-20. Where the Company has entered into a legally enforceable netting agreement with counterparties, it reports derivative assets and liabilities, and any related cash collateral, on a net-by-counterparty basis in the Statement of Financial Condition. Net presentation of derivative assets and liabilities, and any related cash collateral, does not impact the classification of the derivative instruments within the fair value hierarchy.

Gross fair values in the following table exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions):

	Derivative Assets		Derivative Liabilities		Contract / Notional	
Equity options	$	5,426	$	5,278	$	335,821
TBA contracts		727		845		184,647
Other		5		22		39,464
Gross fair value of derivatives contracts	$	6,158	$	6,145	$	559,932

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

The following table presents the gross amounts, amounts offset, underlying collateral value of those agreements subject to enforceable netting agreements and amounts not subject to enforceable netting agreements on Derivative Assets and Liabilities as of December 31, 2018 (in millions):

| | **Amounts Subject to Enforceable Netting Arrangements** | | | | | | |
| | Effects of Offsetting on Statement of Financial Condition | | | Related Amounts Not Offset | | | |
	Gross Amounts	Amounts Offset	Net Amounts Reported in the Statement of Financial Condition	Financial Collateral (a)	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total
Derivative Assets	$ 5,426	$ (5,278)	$ 148	$ 148	$ -	$ 732	$ 880
Derivative Liabilities	5,278	(5,278)	-	-	-	867	867

(a) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement.

As of December 31, 2018, the Company had no requirements to post additional collateral under derivative contracts in the event of a reduction in the Company's long-term credit rating, and was not subject to termination of these transactions in the event of such a reduction.

5. Fair Value Measurements

ASC 820 sets forth a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Unadjusted Quoted Prices in Active Markets – Level 1
Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation Technique Using Observable Inputs – Level 2
Financial instruments classified as Level 2 are valued using quoted prices for identical instruments in markets that are not considered to be active, or quoted prices for similar assets or liabilities in active markets, or valuation techniques in which all significant inputs are observable, or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 valuations include financial instruments, which are valued using market standard pricing techniques, such as options and TBA contracts that are commonly traded in markets where all the inputs to the market standard pricing models are observable. Reverse repurchase and repurchase agreements and other similar secured lending agreements are valued by discounting the expected future cash flows. The inputs to the valuation include interest rates and repo rates which are determined based on the specific parameters of the transaction.

Valuation Technique Using Significant Unobservable Inputs – Level 3
Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Such inputs are generally determined based on observable inputs of a similar nature, historical observations on the level of the inputs, or other analytical techniques.

Credit Risk
Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative financial instruments (particularly those with significant future projected cash flows) are traded in the market at levels which reflect credit considerations. Credit exposures are adjusted to reflect mitigants, namely collateral agreements, which reduce exposures based on triggers and contractual posting requirements.

Valuation Process
The Company has an established and documented process for determining fair value and has controls in place to ensure that its valuations are appropriate. An independent model review group reviews the Company's valuation models and approves them for use for specific products. All valuation models of the Company are subject to this review process. A price verification group, independent from the risk-taking functions, utilizes independent data sources to validate the ongoing appropriateness and material accuracy of valuations on the Company's Statement of Financial Condition. Where significant variances are noted in the independent price verification process, an adjustment is taken to the fair value position. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more transparent, the Company refines its valuation methodologies.

Fair Value Hierarchy
The following table presents the Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value as of December 31, 2018, by underlying instrument type and by the valuation hierarchy as described earlier in this Note (in millions):

	Fair Value Measurements on a Recurring Basis as of December 31, 2018				
	Level 1	**Level 2**	**Level 3**	**Netting (a)**	**Total Fair Value**
Assets					
Financial instruments owned, at fair value					
Money market instruments	$ -	$ 1,450	$ -	$ -	$ 1,450
Government and agencies:					
Government securities	7,878	3,992	-	-	11,870
Agency securities	-	8,071	-	-	8,071
MBS and other ABS:					
Commercial MBS	-	125	31	-	156
Other ABS	-	332	133	-	465
Corporate debt securities	-	119	5	-	124
Equities and convertibles	3,224	1,798	26	-	5,048
Derivative contracts:					
Equity options	5,324	102	-	(5,278)	148
TBA contracts	-	727	-	-	727
Other derivatives	1	4	-	-	5
Total Financial instruments owned, at fair value	$ 16,427	$ 16,720	$ 195	$ (5,278)	$ 28,064
Securities purchased under agreements to resell	$ -	$ 60,753	$ -	$ (39,903)	$ 20,850
Securities borrowed	$ -	$ 14,092	$ -	$ -	14,092
Receivables from customers	$ -	$ 163	$ -	$ (101)	$ 62

	Level 1	**Level 2**	**Level 3**	**Netting (a)**	**Total Fair Value**
Liabilities					
Financial instruments sold, but not yet purchased, at fair value					
Money market instruments	$ -	$ -	$ -	$ -	$ -
Government and agencies:					
Government securities	1,531	454	-	-	1,985
Agency securities	-	88	-	-	88
MBS and other ABS:					
Commercial MBS	-	-	-	-	-
Other ABS	-	1	-	-	1
Corporate debt securities	9	7	-	-	16
Equities and convertibles	1,367	1,859	4	-	3,230
Derivative contracts:					
Equity options	4,538	740	-	(5,278)	-
TBA contracts	-	845	-	-	845
Other derivatives	2	20	-	-	22
Total Financial instruments sold, but not yet purchased, at fair value	$ 7,447	$ 4,014	$ 4	$ (5,278)	$ 6,187
Securities sold under agreements to repurchase	$ -	$ 63,419	$ -	$ (34,872)	$ 28,547
Securities loaned	$ -	$ 4,964	$ -	$ -	$ 4,964
Other collateralized financings, at fair value	$ -	$ 100	$ -	$ -	$ 100
Payables to customers	$ -	$ 1,084	$ -	$ (101)	$ 983

(a)   Netting is equal and offsetting however Securities purchased under agreements to resell and Securities sold under agreements to repurchase may be carried under Fair Value or Amortized Cost. For discussion on offsetting of collateralized agreements and financings, see Note 6, "Collateralized Agreements and Financings".

Cash Instruments and Derivative Contracts
Financial instruments are separated into two categories: cash instruments and derivative contracts, described below.

Cash Instruments
The Company's cash instruments are predominantly classified within Level 1 or Level 2 of the fair value hierarchy.

Level 1 Cash Instruments
Level 1 cash instruments, valued based on unadjusted, quoted market prices for identical unrestricted instruments in active markets, include certain US government obligations and actively traded listed equities.

The Company defines active markets for equity instruments based on the average daily volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on the average daily volume and the number of days with trading activity.

The Company does not apply liquidity or concentration reserves for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 Cash Instruments
Level 2 cash instruments include money market instruments, less liquid government bonds, most government agency obligations, MBS, and other ABS, corporate bonds, certain mortgage products, less liquid listed equities, state, municipal and provincial obligations, Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, and Securities loaned. Valuations for these types of instruments can be verified to observable inputs such as quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Level 3 Cash Instruments
Certain cash instruments are classified within Level 3 of the fair value hierarchy if they trade infrequently and have little or no price transparency. Such instruments include less liquid MBS and ABS, less liquid corporate debt securities (including distressed debt instruments), and certain types of equity instruments, primarily private equity.

Absent evidence to the contrary, instruments classified within Level 3 of the fair value hierarchy are initially valued at the transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, which vary based on the type of instrument, as described below.

Valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or expected cash flows. The valuation techniques and significant inputs used in determining the fair value of each class of cash instrument classified within Level 3 of the fair value hierarchy are as follows:

▪ **MBS, Other ABS and Corporate Debt Securities.** Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

▪ **Equities and Convertibles.** For equities and convertibles, the Level 3 population is comprised of non-actively traded equities, convertible bonds, and private equity securities. Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

Derivative Contracts

Exchange-traded derivatives, including equity options, typically fall within Level 1 or Level 2 of the fair value hierarchy, depending on whether they are deemed to be actively traded or not. OTC derivatives typically fall within Level 2 of the fair value hierarchy.

Level 1 Derivatives

Exchange-traded derivatives fall within Level 1 of the hierarchy if they are actively traded, and are valued at the exchange or quoted market prices. Currently, the Company's Level 1 derivatives primarily include exchange-traded options and futures, which exhibit the highest level of price transparency. Examples include US Treasury futures as well as options on indices and common corporate stock.

Level 2 Derivatives

Level 2 exchange-traded derivatives are not actively traded and are valued using models that are calibrated to observable market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying financial instruments.

Level 2 OTC derivatives, including TBA contracts, are valued using market transactions and other market evidence whenever possible, such as market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. OTC derivatives are classified within Level 2 when all of the significant inputs can be corroborated to market evidence.

When appropriate, valuations are adjusted for various factors such as bid/offer spreads and credit considerations. Valuation adjustments are generally based on available market evidence, but can also be based on management's best estimate in the absence of such evidence.

Where models are used, the selection of a particular model to value an OTC derivative depends upon the contract terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. The pricing models take into account the contract terms (including maturity), as well as key inputs, depending upon the type of derivative and the nature of the underlying instrument, including market prices, yield curves, and correlations of such inputs. Valuations of these instruments are corroborated by market prices.

For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Transfers Between Levels of the Fair Value Hierarchy
During the year ended December 31, 2018, the Company had the following transfers between levels of the fair value hierarchy:

- Commercial MBS assets of $25 million from level 2 to level 3 driven by reduced availability of observable prices.

- Other ABS assets of $31 million from level 2 to level 3 driven by reduced availability of observable prices.

- Other ABS assets of $7 million from level 3 to level 2 driven by availability of observable prices.

- Equities and convertibles assets of $14 million from level 2 to level 3 driven by reduced availability of observable prices.

- Equities and convertibles liabilities of $4 million from level 1 to level 3 driven by low levels of trading activity and reduced availability of observable prices.

There were also insignificant reclassifications among the levels for Corporate debt, Equity options and Equities and convertibles.

Significant Unobservable Inputs Used in Level 3 Measurements
The table below provides information on the valuation methodologies, significant unobservable inputs, as well as the range of those input values for financial instruments that are classified as Level 3 under the fair value hierarchy. The listed ranges represent the highest and lowest value of each respective input across all investments included within the Financial Instrument classifications listed below as of December 31, 2018. The disclosures below also include a description of the impact on the sensitivity of the fair value measurements of such instruments due to changes in significant unobservable inputs.

	Fair Value (in millions)	Valuation Methodology	Significant Unobservable Inputs	Range of Input Values	
				Low	High
Equities and Convertibles	22	Price-based	Price*	$ 0	$ 228,746
Other ABS	133	Price-based	Price**	0%	102%
Commercial MBS	31	Price-based	Price**	0%	96%
Corporate Debt Securities	5	Price-based	Price**	0%	100%

*Pricing information is presented on a dollar per unit basis.
** Pricing information is presented as a percentage of par.

Fair Value of Financial Instruments Not Carried at Fair Value
The following table presents the carrying value, fair value, and related fair value hierarchy level for those financial instruments which are not carried at fair value in the Statement of Financial Condition as of December 31, 2018.

The carrying value of Cash and cash equivalents, Cash and cash equivalents segregated for regulatory and other purposes, Securities loaned, as well as receivables and payables arising in the ordinary course of business approximate fair value due to the relatively short period of time between

their origination and expected maturity, contractual interest rates being set at current market rates or subject to repricing, and collectability.

For those financial instruments not carried at fair value with characteristics that do not meet the description in the prior paragraph, fair value is based on observable market prices. These financial instruments include a component of both Resale Agreements and Repurchase Agreements and certain Securities borrowed and Securities loaned transactions.

Fair value of Long-term borrowings and Subordinated debt agreements is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturities.

(in millions)

Assets	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 273	$ 273	$ 273	$ -	$ -
Cash and cash equivalents segregated for regulatory and other purposes	3,284	3,284	3,229	55	-
Securities purchased under agreements to resell	13,184	13,183	-	13,183	-
Securities borrowed	13,413	13,412	-	13,412	-
Receivables from brokers, dealers and clearing organizations	5,353	5,353	-	5,353	-
Receivables from customers and other financial assets not measured at fair value *	6,997	7,024	10	6,980	34

Liabilities	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Securities sold under agreements to repurchase	$ 5,747	$ 5,746	$ -	$ 5,746	$ -
Securities loaned	10,144	10,143	-	10,143	-
Payables to brokers, dealers and clearing organizations	1,088	1,088	-	1,088	-
Payables to customers and other financial liabilities not measured at fair value **	30,292	30,292	-	30,292	-
Long-term borrowings and Subordinated debt	9,800	9,658	-	9,658	-

* Includes Receivables from customers, Accrued interest and dividend receivables and other financial assets not measured at fair value. Does not include nonfinancial assets such as intangible assets, deferred tax assets and prepaid assets.

** Includes Payables to customers, Short-term borrowings, Accrued interest and dividend payables and other financial liabilities not measured at fair value. Does not include nonfinancial liabilities such as compensation and benefit arrangements, pension and current tax obligations.

6.   Collateralized Agreements and Financings

The Company enters into collateralized agreements and financing transactions in order to, among other things, facilitate client activities, acquire securities to cover short positions and finance certain of the Company's assets.

Securities financing transactions are exposed to credit and liquidity risk. To manage these risks, the Company monitors the fair value of the underlying securities on a daily basis, with additional securities obtained or posted as collateral as necessary. Margin levels are initially established based upon the counterparty, the type of permissible collateral, and are monitored on an ongoing basis. Collateral typically consists of US Treasury and Agency securities and Equity securities.

Additionally, the Company, where appropriate, enters into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default, with the right to net the counterparty's rights and obligations under such agreements and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

Offsetting of Collateralized Agreements and Financings
In accordance with ASC 210-20, the Company offsets financial assets and financial liabilities in the Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents the gross amounts, amounts offset, underlying collateral value of those agreements subject to enforceable netting agreements and amounts not subject to enforceable netting agreements on Resale and Repurchase Agreements, and Securities borrowed and loaned as of December 31, 2018.

The 'Net Amount' presented below is not intended to represent the Company's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.

	Amounts Subject to Enforceable Netting Arrangements						
	Effects of Offsetting on Statement of Financial Condition			Related Amounts Not Offset			
(in millions)	Gross Amounts	Amounts Offset	Net Amounts Reported in the Statement of Financial Condition	Financial Collateral (a)	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total (b)
Resale Agreements	$ 76,750	$ (42,797)	$ 33,953	$ 33,953	$ -	$ 81	$ 34,034
Securities borrowed	26,645	-	26,645	25,023	1,622	860	27,505
Total Assets	$ 103,395	$ (42,797)	$ 60,598	$ 58,976	$ 1,622	$ 941	$ 61,539
Repurchase Agreements	$ 77,045	$ (42,797)	$ 34,248	$ 34,248	$ -	$ 46	$ 34,294
Securities loaned	15,099	-	15,099	14,227	872	9	15,108
Total Liabilities	$ 92,144	$ (42,797)	$ 49,347	$ 48,475	$ 872	$ 55	$ 49,402

(a) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement; these amounts are not presented net in the Statement of Financial Condition because other US GAAP netting criteria are not met. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

(b) The Statement of Financial Condition total is the sum of 'Net amounts reported in the Statement of Financial Condition' that are subject to enforceable netting arrangements and 'Amounts not subject to enforceable netting arrangements'.

Repurchase Agreements and Securities Loaned by Collateral Type

	As of December 31, 2018	
(in millions)	**Repurchase agreements**	**Securities loaned**
US Treasury and agency securities	$ 68,626	$ 423
State and municipal securities	1,200	52
Asset-backed securities	3,345	-
Corporate securities	2,134	3,345
Equity securities	817	9,944
Non- US sovereign debt	756	1,341
Other	213	3
Total	$ 77,091	$ 15,108

Repurchase Agreements and Securities Loaned by Maturity

	As of December 31, 2018	
(in millions)	**Repurchase agreements**	**Securities loaned**
No stated maturity and overnight*	$ 45,871	$ 14,877
2 - 30 days*	20,132	230
31 - 90 days*	9,729	1
91 days - 1 year*	1,116	-
Greater than 1 year*	243	-
Total	$ 77,091	$ 15,108

* Remaining contractual maturity

7.   Securitization Activities and Variable Interest Entities

In the normal course of business, the Company has involvement with various types of variable interest entities ("VIEs"). The Company's involvement with VIEs includes asset-backed securitization trusts, municipal bond vehicles, and other investments.

Asset-backed Securitizations

Non-consolidated VIEs

Market-making activities
The Company enters into transactions with VIEs structured by third parties through market-making activities. Where the Company does not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, or a variable interest that could potentially be significant, the Company records these positions on its Statement of Financial Condition in the same manner as any other third-party transaction. Our maximum exposure to loss with respect to such activities is the recorded investment balance which at December 31, 2018 was $6,792 million for agency securities, $156 million for non-agency commercial mortgage-backed securities and $465 million for other asset-backed securities.

During the year ended December 31, 2018, the Company did not transfer any assets into securitization vehicles.

Municipal Bond Vehicles
The Company establishes Tender Option Bond ("TOB") trusts through which investors finance their municipal fixed income instruments at short-term rates. TOB trusts hold taxable and tax-exempt fixed income instruments issued by state, local, or other municipalities. The trusts are typically single-issuer trusts whose assets are either originated or purchased via the primary and secondary market. To fund the purchase of their assets, the trusts issue long-term senior floating rate notes ("Floaters") and junior residual securities ("Residuals"). Trusts where the Residuals are retained by a third-party investor are considered client TOBs, while trusts where the Residuals are retained by the Company or an affiliate are considered proprietary TOBs. The holder of the Residuals generally has the

unilateral ability to direct decisions that significantly impact the economic performance of the trusts through its ability to liquidate the TOB trust and ultimately direct the sale of the municipal fixed income instruments owned by the trust, except for certain proprietary TOBs where the liquidity provider has assumed the ability to unilaterally liquidate the TOB trust following a recent restructuring. The Company or its affiliates may provide various services to the TOB trusts, including serving as placement agent, remarketing agent, liquidity provider, administrator or some combination of the above, in exchange for fees earned from the trusts. BBPLC serves as the liquidity provider to the TOB trusts. As liquidity provider BBPLC may provide a standby purchase agreement, an irrevocable letter of credit, a revolving credit agreement or another form of liquidity arrangement, so that the trusts can repurchase Floaters, or provide sufficient funds to redeem the Floaters in the event of a failed remarketing and the trusts are unwound. The Company serves as remarketing agent for the Floaters.

The Company considers the TOB trusts to be VIEs since they lack sufficient equity capitalization and rely on financing from trust-issued securities to fund their activities. The trusts are not consolidated by the Company where third-party investors or an affiliate hold the residual interests in the trusts, as the Company's involvement with the trusts is limited to its role as remarketing agent and the Company does not control the trusts.

Floater holders have an option to tender the Floaters they hold back to the trust periodically. The Company, in its capacity as a remarketing agent, facilitates the sale of the Floaters to third parties at inception of the trust, facilitates the reset of the Floater coupon, and remarkets any tendered Floaters. If Floaters are tendered and the Company (in its role as remarketing agent) is unable to find a new investor within a specified period of time, it can declare a failed remarketing (in which case the trust is unwound) or may choose to buy the Floaters into its own inventory and may continue to try to sell them to a third-party investor. No failed remarketings on trusts formed by the Company were declared during the year ended December 31, 2018.

As of December 31, 2018, the Company held no residual interests and therefore did not consolidate any TOB trusts. During the year ended December 31, 2018, the Company sold $2,094 million of municipal securities into TOB trusts which were consolidated by an affiliate. The Company de-recognized the securities from its Statement of Financial Condition as it has relinquished control over these securities.

As of December 31, 2018, the Company has no exposure to loss related to the TOB programs as its only involvement with these trusts is in the capacity of a remarketing agent.

Other Investments
The Company holds an ownership interest in a real estate entity ("the entity"). BBPLC has provided a guarantee on the entity's behalf, to a mortgage company pursuant to a loan. BBPLC's potential exposure under the guarantee is capped at $30 million. A third-party member manages the entity and has the power to direct the activities that most significantly impact its economic performance. The entity is considered to be a VIE since the non-managing members lack the ability to remove the managing member from its decision-making authority. The Company does not consolidate the entity as it is not deemed to be the primary beneficiary of the VIE.

The Company accounts for its equity investment at fair value. As of December 31, 2018, the carrying value of the Company's equity investment was $10 million, and the total assets in the entity were approximately $182 million. The Company's carrying value of this investment represents its maximum exposure to loss.

The table below presents the Company's on-balance sheet exposure and maximum exposure to loss in non-consolidated VIEs as of December 31, 2018 (in millions):

	Asset-Backed Securitizations	Other Investments	Total
Financial instruments owned, at fair value	$ 7,412	$ 10	$ 7,422
Total Assets	**$ 7,412**	**$ 10**	**$ 7,422**
Maximum exposure to loss	**$ 7,412**	**$ 10**	**$ 7,422**

For more information on VIEs see Note 2, "Significant Accounting Policies*"*. For discussion on fair value of assets on the Statement of Financial Condition related to VIEs, see Note 5, "Fair Value Measurements".

8.   Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations, as reported in the Statement of Financial Condition at December 31, 2018, consist of the following (in millions):

	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
Margin receivable/payable	$ 4,552	$ 140
Securities failed to deliver/receive	737	673
Fees and commissions receivable/payable	14	114
Trade date settlement receivable/payable	-	123
Other	50	38
	$ 5,353	$ 1,088

9.   Other Assets and Other Liabilities

At December 31, 2018, Other assets primarily consist of intercompany tax settlement receivable of $57 million, net deferred tax assets of $26 million, exchange seats of $17 million, fee receivables of $16 million and prepaid expenses of $7 million. Other liabilities primarily consist of accrued compensation of $619 million, current tax liabilities of $172 million, accrued operating expenses of $84 million and intercompany tax settlement payable of $39 million.

10.   Income Taxes

The US Tax Cuts and Jobs Act (Tax Act) was enacted on December 22, 2017 and introduced significant changes to US income tax law. During 2018, the applicable provisions which became effective during the year, including reduction of the US statutory tax rate from 35% to 21%, have been incorporated into the accounts. The Company reflected the remeasurement of its deferred taxes to reflect this reduction in the statutory rate from 35% to 21% in the Statement of Financial Condition as of December 31, 2017.

In December 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No.118 ("SAB 118"). SAB 118 allowed for the recording of a provisional estimate to reflect the income tax impact of the Tax Act and provides a measurement period of up to one year from the enactment date.

Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, the Company made reasonable estimates of the effects and recorded provisional amounts in the Statement of Financial Condition as of December 31, 2017. Specifically, provisional amounts were recorded in respect of the provisions of the Tax Act that relate to executive compensation. In 2018, the Company completed its review of the Tax Act, taking into account guidance issued by the Internal Revenue Service ("IRS"). No adjustment was required to the provisional amount recorded.

At December 31, 2018, the Company had $454 million of net deferred tax assets. This balance is comprised of deferred tax assets of $454 million resulting from temporary differences primarily related to fixed assets, deferred compensation, stock-based compensation, and intangible assets acquired as part of the Lehman Brothers acquisition. These deferred tax assets were offset by an intercompany settlement of $428 million. The Company's tax-sharing agreement requires periodic settlement of deferred taxes with BUSLLC resulting from changes to the net federal and state deferred tax balances. Until settlement, net balances, where applicable, are recorded as a component of Other assets in the Statement of Financial Condition. As of December 31, 2018, the Company had a $26 million unsettled net deferred tax asset balance.

The Company is required to assess the likelihood that deferred tax assets will be realized using more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. A valuation allowance of $10 million is recorded at December 31, 2018 related to certain state net operating losses that the Company believes do not meet the more-likely-than-not criteria. Since December 31, 2017, the valuation increased by $1 million.

The Company has significant state net operating losses of $147 million on a post-apportionment basis, the majority of which begin expiring in the years beginning after 2030. The tax effected value of the state net operating losses is $11 million. The tax effect is computed based on apportioned tax rates, and are the expected future rates.

Income taxes receivable from affiliates of $18 million is included in Other assets and state taxes receivable of $7 million is included in Other assets on the Statement of Financial Condition.

BGUS's consolidated US federal corporate income tax returns for the years 2010 and after remain subject to examination however, as relates to the Company, all issues through 2012 are effectively settled. The most significant state and local filings, New York State and New York City, are subject to examination for the years 2009 and after.

When the tax return examinations by US federal, state, or local tax authorities are concluded, it is possible that the amount of accrued liability for unrecognized tax benefits could change. It is not possible to estimate the amount of such change at this time.

11.   Short-Term Borrowings

At December 31, 2018, Short-term borrowings consisted of uncollateralized loans payable to affiliates of $893 million and bank overdrafts payable primarily to third parties of $77 million.

The uncollateralized loans from affiliates represent a $259 million loan with BBPLC and $634 million utilized on an uncommitted and unsecured money market line of credit of $7,000 million with BBPLC, primarily to support the short-term funding requirements of the Company. These loans bear interest at rates based on the Group's external funding curve.

In addition, the Company had an uncommitted short-term money market line with BBPLC of $3,500 million in place for evergreen borrowing up to 90 days. The Company has not drawn upon this facility during the year ended December 31, 2018. The loan facility was terminated on December 20, 2018.

The Company also had an uncommitted and unsecured money market line of credit of $500 million with BGUS, which matures on March 29, 2020. The loan bears interest at rates based on USD LIBOR plus applicable margin. The Company had not drawn upon this facility at December 31, 2018.

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

12.   Long-Term Borrowings

During the year ended 2018, the Company restructured its Long-term borrowings with BGUS from a two-year unsecured fixed term financing arrangement totaling $2,000 million and a committed revolving credit facility totaling $2,900 million into a single committed revolving credit facility of $4,900 million with a facility maturity date of August 7, 2021. At December 31, 2018, $4,800 million with a maturity date of August 6, 2021 was drawn on this facility. This arrangement requires the Company to pay BGUS a commitment fee on the daily average unused portion of the commitment amount for the period at a rate of 2.06% per annum.

As of December 31, 2018, the uncollateralized loans from affiliates represent $1,000 million utilized on an uncommitted and unsecured money market line of credit of $7,000 million with BBPLC, to support the long-term funding requirements of the Company. These loans bear interest at rates based on the Group's external funding curve. On December 19, 2018, the uncommitted and unsecured money market line of credit was reduced from $10,000 million to $7,000 million.

In addition, the Company has Long-term borrowings from BBPLC in the form of a three-year unsecured fixed term financing arrangement totaling $1,500 million. This arrangement, executed on December 20, 2018 has an original maturity date of December 20, 2021. On January 7, 2019, the Company amended the maturity dates of this unsecured fixed term financing arrangement with BBPLC with $500 million maturing on September 7, 2021, $500 million maturing on January 7, 2022 and $500 million maturing on May 6, 2022.

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

13.   Subordinated Debt

During the year ended 2018, the Company's $2,500 million Subordinated debt with BUSLLC was reassigned to BGUS. The Company also amended the rate at which the loan bears interest from 3-month USD LIBOR, plus 2.22% to 3-month USD LIBOR, plus 1.19%, which took effect on August 15, 2018. As of December 31, 2018, the Company's $2,500 million Subordinated debt with BGUS had a maturity date of August 15, 2019. Under the provisions of this loan, the maturity date will be extended by an additional year, unless BGUS notifies the Company and FINRA seven months in advance of the existing maturity date of its intention not to permit the one-year extension; accordingly on January 15, 2019 when BGUS did not provide such notice, the maturity date of the loan was extended to August 14, 2020.

During the year ended December 31, 2018, the Company issued a temporary Subordinated debt to BGUS for $1,000 million which has been repaid, in order to support the temporary capital usage of certain underwriting deals.

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

14.   Transactions with Affiliated Companies

The Company enters into securities transactions and other transactions with affiliates. At December 31, 2018, balances with such affiliates were included in the Statement of Financial Condition line items as follows (in millions):

Assets

Cash and cash equivalents	$ 19
Securities purchased under agreements to resell	23,526
Securities borrowed	11,157
Financial instruments owned, at fair value	2
Receivables from brokers, dealers and clearing organizations	167
Receivables from customers	2,465
Other assets	57

Liabilities

Securities sold under agreements to repurchase	10,088
Securities loaned	11,663
Financial instruments sold, but not yet purchased, at fair value	44
Payables to brokers, dealers and clearing organizations	931
Payables to customers	4,650
Short-term borrowings	904
Accrued interest and dividend payables	27
Other liabilities	39
Long-term borrowings	7,300
Subordinated debt	2,500

At December 31, 2018, the Company has Short-term borrowings of $904 million primarily related to an uncommitted and unsecured money market line of credit with BBPLC as described in Note 11, "Short-Term Borrowings".

At December 31, 2018, the Company has Long-Term Borrowings of $4,800 million, related to a committed revolving credit facility with BGUS with maturity over one year as described in Note 12, "Long-Term Borrowings". The Company has Long-Term Borrowings with BBPLC totaling $2,500 million, comprised of a $1,500 million fixed term loan and $1,000 million related to the utilized portion of the uncommitted and unsecured money market line of credit. In addition, the Company has Subordinated debt with BGUS of $2,500 million, as described in Note 13, "Subordinated Debt".

During the year ended December 31, 2018, under its intercompany tax sharing agreement with BUSLLC, the Company transferred $84 million relating to current and deferred federal and state income taxes, the settlement of which is settled periodically.

During the year ended December 31, 2018, the Company sold certain receivables from investment banking clients to an affiliate. These receivables were sold for a fair value of approximately $626 million.

As of December 31, 2018, the Company held $89,774 million of affiliates' financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed and customer margin loans.

At December 31, 2018, the Company had placed $401 million of its affiliates' securities and $679 million of its affiliates' cash and cash equivalents on deposit with clearing organizations for trade facilitation purposes.

BBPLC has provided guarantees to certain third parties over their exposure to the Company in relation to futures trading or prime services financing activities.

The Company enters into a guarantee with BBPLC which transfers the counterparty credit risk associated with certain of the Company's derivative clearing clients, to BBPLC. The amount reimbursable under the contract is capped at $900 million, and the full amount has been fully collateralized by BBPLC, as described in Note 4, "Financial Instruments."

The Company has a chaperoning arrangement with an affiliated Barclays entity for purchases, sales and/or collateralized financing trades.

15. Benefit Plans

Pension Plan

The Company provides pension benefits for eligible employees through participation in certain defined benefit pension plans of Barclays Services Corporation ("BSC"), a wholly owned subsidiary of BUSLLC which provides infrastructure support and services to affiliates. All eligible employees participate in the pension plans on a non-contributory basis, and are fully vested after five years of service. The Company makes contributions to the plans based upon the minimum funding standards under the Internal Revenue Code. Employees hired on or after September 22, 2008 are not eligible to participate in the plans. During the third quarter of 2012, the plans were frozen such that existing participants would not accrue any additional benefits.

In the second quarter of 2018, the Company settled a portion of its pension obligations by irrevocably transferring pension liabilities to an insurance company through the purchase of a group annuity contract and by offering former employees the option to make a one-time election to receive a lump sum distribution. As a result of these transactions, the Company settled $17 million of pension plan obligations, which were funded directly by the pension plans' assets.

The Company recognizes the funded status of its defined benefit pension plans measured as the difference between the fair value of the plan assets and the benefit obligation, in the Statement of Financial Condition. As of December 31, 2018, Other assets included $4 million and Other liabilities included $6 million, related to the plans.

401(k) Plan
The Company provides 401(k) benefits for eligible employees through participation in a defined contribution plan of BSC. Eligible employees may elect to participate in the 401(k) Plan at any time during the year. Employees who formally elect to participate may contribute any amount from 1% to 50% of their eligible compensation each pay period as pre-tax contributions, Roth 401(k) after-tax contributions, or a combination. The combined pre-tax and Roth 401(k) after-tax contributions are subject to the Internal Revenue Service ("IRS") limit of $18,500 in 2018. Additionally, employees who elect to participate may contribute 1% to 6% of their eligible compensation as traditional after-tax contributions to the 401(k) Plan each pay period. The combined pre-tax, Roth 401(k) after-tax and traditional after-tax contributions may not exceed 56% of eligible compensation. Employees aged 50 or over who have reached the 401(k) Plan or IRS maximum allowable pre-tax and/or Roth 401(k) after-tax contribution limit in a plan year may contribute catch-up contributions up to $6,000 for 2018 on a pre-tax or Roth 401(k) after-tax basis up to the IRS catch-up limit for the year.

The Company matches all or a portion of employee pre-tax and/or Roth 401(k) after-tax contributions through employer matching contributions. For every $1.00 an employee contributes on a pre-tax and/or Roth 401(k) after-tax basis (up to 6% of eligible compensation each pay period), the Company contributes $1.00 ($1.50 for employees whose annualized eligible compensation is $60,000 or less). The maximum annual match available under the 401(k) Plan is $16,500 (6% of the $275,000 IRS annual compensation limit for 2018). The matching contributions vest on a graduated scale based on completed years of service. Catch-up contributions and traditional after-tax contributions are not eligible for employer matching contributions. The Company made matching contributions under the 401(k) Plan of $20 million for the year ended December 31, 2018.

Post-Retirement
The Company follows ASC 715, which requires the recognition of post-retirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of March 31, 1997 are eligible for post-retirement benefits.

Post-Employment
The Company recognizes post-employment benefit costs on an accrual basis, rather than on a cash basis.

16.   **Share-Based Compensation**

BPLC operates certain share plans for employees of Barclays Group, including employees of the Company. Shares for distribution under these plans are sourced from newly issued shares and/or existing shares. Existing shares are sourced via a trust and are transferred to participants on vesting. Awards vest when specific vesting conditions are satisfied. The costs of these compensation plans are funded in cash by the participating companies. The liabilities related to these share payments are recorded by the trust.

Compensation awards are approved annually by the Board Remuneration Committee of BPLC. Depending upon the threshold limit, a portion of such compensation award for the employees will be awarded in BPLC stock. The main current share-related plans from which the Company's employees benefit are as follows:

Share Value Plan ("SVP")
The SVP was introduced in March 2010 and approved by shareholders (to enable Executive Directors of BPLC to participate and the use of new issue shares to satisfy awards) at the BPLC AGM in April 2011. SVP awards are granted to participants in the form of a conditional right to receive BPLC shares or provisional allocations of BPLC shares which vest or are considered for release over a period of three, five or seven years. Participants do not pay to receive an award or to receive a release of shares. A dividend equivalent payment may be made to participants on vesting/ release of an SVP award. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP. All awards are subject to potential forfeiture in certain leaver scenarios. Awards granted to Material Risk Takers (MRTs) in respect of 2017 onwards are subject to a six or twelve month holding period ('Holding Period') (previous to 2017 and from 2015 onwards awards were subject to a six month holding period), during which the participant is not permitted to sell, transfer, charge, pledge, mortgage or otherwise encumber the shares. During the Holding Period the participant will be the beneficial owner of the shares and will be entitled to receive any dividends on the shares and to vote at any general meeting of Barclays.

Deferred Share Value Plan ("DSVP")
The DSVP was introduced in February 2017. The terms of the DSVP are materially the same as the terms of the SVP as described above, except that Executive Directors of BPLC are not eligible to participate in the DSVP and the DSVP operates over existing shares only.

Other Arrangements
In addition to the above plans, the Group operates a number of other plans and share based arrangements in which employees of the Company participate, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share awards. Included within other arrangements are Sharepurchase (both UK and overseas), Sharesave (UK and Ireland), Role Based Pay ("RBP"), and Share Incentive Award ("SIA"). RBP was introduced in March 2014 and is an element of fixed pay which is reviewed annually. It is partly delivered in BPLC shares for the most senior employees on a quarterly basis and subject to a three or five year holding period. SIA was introduced in accordance with PRA's Remuneration Rules for employees identified as 'Material Risk Takers', to have 50% of the non deferred portion of their annual incentive delivered in the form of BPLC shares. The shares are subject to a twelve month Holding Period.

The number of awards and restricted stock shares outstanding at December 31, 2018 is set forth below (in millions) where the awards or shares granted relate to BPLC shares:

	DSVP [a]	SVP [a]	Other
Outstanding at beginning of year	53.3	85.9	0.1
Granted in the year	59.6	0.0	25.6
Less: Released in the year	(16.7)	(53.9)	(25.6)
Less: Lapsed in the year	(6.0)	(2.7)	0.0
Transferred in the year	0.4	0.3	0.0
Outstanding at end of year	90.6	29.6	0.1
Of which are exercisable	-	-	-

[a] Awards / shares granted relate to BPLC shares.

The table below shows the December 31, 2018 weighted average fair values at the date of grant, weighted average exercise price at the date of exercise/release of shares, the weighted average contractual remaining life and the number of outstanding options/awards:

	Granted in the year		Outstanding at December 31, 2018	
	Weighted average fair value at grant ($)	**Weighted average exercise price ($)**	**Weighted average remaining contractual life (years)**	**Number of option/awards outstanding (in millions)**
DSVP	2.48	2.69	1.17	90.63
SVP	0.00	2.70	0.20	29.62
Other	2.33-2.69	2.33-2.69	2.40	0.07

17.   Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk in order to meet financing and hedging needs of customers (including brokers and dealers) and to reduce the Company's own exposure to market and interest rate risk in connection with trading activities. These financial instruments include forward and futures contracts, options contracts, and options on futures contracts. Each of these financial instruments contains varying degrees of off-balance sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2018 may, in certain circumstances, be in excess of the amounts recognized in the Statement of Financial Condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

The Company also bears market risk for unfavorable changes in the price of financial instruments sold but not yet purchased. In the normal course of business, the Company enters into securities sales transactions. For these transactions, the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures) and OTC cleared swaps, all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance sheet risk in the event margin deposits are insufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, Securities loaned and Repurchase Agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

18.   **Collateral, Commitments and Contingencies**

Collateral
The Company receives financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed, derivatives transactions, and customer margin loans. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments in connection with entering into Repurchase Agreements, securities lending agreements, other secured financings, collateralizing derivative transactions, and meeting the Company or customer settlement requirements. At December 31, 2018, the approximate fair value, excluding the impact of netting, of financial instruments received as collateral by the Company, in connection with Resale Agreements, Securities borrowed and customer margin loans, that the Company was permitted to sell or repledge was $209,245 million, of which $164,777 million was sold or repledged.

The amount of collateral that was sold or repledged by the Company included the following:

- $33,662 million of securities collateral that was pledged under Repurchase Agreements which cannot be resold or repledged by the counterparty.

- $131,115 million of securities collateral that was pledged under Repurchase Agreements, securities lending and prime brokerage agreements which can be resold or repledged by the counterparty.

$23,075 million of securities collateral pledged to counterparties can be resold or repledged by the counterparty and is included in Financial instruments owned, at fair value in the Statement of Financial Condition.

At December 31, 2018, $18 million represent securities that failed to be received and is included in Securities purchased under agreements to resell. Additionally, the Company had $39 million in securities that failed to be delivered and is included in Securities sold under agreements to repurchase.

At December 31, 2018, the Company had $6,029 million of securities on deposit with clearing organizations for trade facilitation purposes. These securities cannot be resold or repledged by the clearing organizations. In addition, the Company had $7,738 million of Cash and cash equivalents, and $325 million of issued letters of credit on deposit with clearing organizations for its own trades and for trades where the Company acts as a clearing member on behalf of its clients.

Commitments
At December 31, 2018, the Company had committed $4,156 million in forward starting collateralized agreements, primarily resale transactions. Additionally, the Company had $7,824 million in forward starting collateralized financings, primarily repurchase transactions. Certain forward starting agreements are carried at their fair value if managed on a fair value basis.

As a clearing member of the Mortgage Backed Securities Division ("MBSD") and Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"), the Company is committed to provide additional liquidity resources under the Capped Contingency Liquidity Facility ("CCLF") by entering into resale agreements in the event of another member's default. As of December 31, 2018, the Company's maximum commitment to the MBSD and GSD CCLF was $773 million and $169 million respectively of which no utilization had occurred. The CCLF amount is calculated biannually by FICC based on each member's volume of activity and may fluctuate in future periods.

Contingencies

The Company and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on the Company of these matters cannot always be predicted but may materially impact its financial condition. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

Investigations relating to whistleblowing systems and controls

In 2017, the Financial Conduct Authority ("FCA") and the Prudential Regulation Authority ("PRA") commenced investigations into the Group Chief Executive Officer ("CEO"), relating to his attempt in 2016 to identify the author of a letter that was treated by BBPLC as a whistleblow, and into BBPLC, as to its responsibilities relating to the attempt by the CEO to identify the author of the letter, as well as the Group's systems and controls and culture relating to whistleblowing.

In May 2018, the FCA and PRA published final notices confirming their finding that the CEO's actions in relation to this matter represented a breach of Individual Conduct Rule 2 (requirement to act with due skill, care and diligence). There were no findings by the FCA or PRA that the CEO acted with a lack of integrity nor any findings that he lacked fitness and propriety to continue to perform his role as Group Chief Executive Officer.

In respect of its investigation relating to BBPLC, the FCA and PRA concluded that they would not take enforcement action in respect of this matter. However, BBPLC agreed to be subject to requirements to report to the FCA and PRA on certain aspects of its whistleblowing program.

The New York Department of Financial Services ("NYDFS") and the Federal Reserve Bank of New York also conducted their own investigations in respect of this matter. In December 2018, the NYDFS issued a consent order that imposed a $15 million civil penalty on BBPLC, which it has paid, for failings in its whistleblowing program as well as certain remediation and reporting obligations related to its whistleblowing program. All regulatory investigations relating to these events are now concluded.

Claimed Amounts/Financial Impact

There is no financial impact on the Company's financial position.

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to BBPLC's involvement in manipulating certain financial benchmarks, such as LIBOR and the Euro-Interbank Offered Rate ("EURIBOR"). In 2012, BBPLC announced that it had reached settlements with the Financial Services Authority ("FSA") (as predecessor to the FCA), the US Commodity Futures Trading Commission ("CFTC") and the US Department of Justice ("DoJ") in relation to their investigations concerning certain benchmark interest rate submissions, and BBPLC paid total penalties of USD equivalent of $451 million. The settlement with the DoJ was made by entry into a Non-Prosecution Agreement ("NPA") which has now expired. BPLC, BBPLC and the Company have reached settlements with certain other regulators and law enforcement agencies. BBPLC continues to respond to requests for information from the UK Serious Fraud Office in relation to its ongoing LIBOR investigation, including in respect of BBPLC.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above any payment in respect of which was made by an affiliate of the Company, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Company or what effect they might have upon the Company's financial position in any particular period.

LIBOR and other benchmark civil actions
Following settlement of the investigations referred to above in 'Investigations into LIBOR and other benchmarks', various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to LIBOR and/or other benchmarks. While certain cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in the Multidistrict Litigation Court
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York ("SDNY").
The complaints are substantially similar and allege, among other things, that BPLC, BBPLC, the Company and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act ("Antitrust Act"), the US Commodity Exchange Act ("CEA"), the US Racketeer Influenced and Corrupt Organizations Act ("RICO"), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Certain of the proposed class actions have been settled. The Group has settled claims purportedly brought on behalf of plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions ("OTC Class"); (ii) purchased USD LIBOR-linked financial instruments on an exchange; (iii) purchased USD LIBOR-linked debt securities; or (iv) issued loans linked to USD LIBOR ("Lender Class") and paid $120 million, $20 million, $7.1 million and $4 million respectively. The settlements with the OTC Class and the Lender Class have received final court approval. The other settlements remain subject to final court approval and/or the right of class members to opt out of the settlement and to seek to file their own claims.

The remaining putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1,250 million in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

EURIBOR Case in the SDNY
In 2015, $94 million was paid in settlement of a EURIBOR-related class action. The court granted final approval of the Group's settlement in May 2018.

Additional USD LIBOR Cases in the SDNY
In 2015, an individual action against BBPLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In March 2018, the court denied the plaintiff's motion for leave to amend its complaint and dismissed the case. The plaintiff's appeal of the court's order is pending.

In January 2019, two putative class actions were filed in the SDNY against BPLC, BBPLC, the Company, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates ("ICE"), asserting antitrust and unjust enrichment claims on allegations that, beginning in 2014, defendants manipulated USD LIBOR through defendants' submissions to ICE, which took over rate-setting duties for LIBOR from the British Bankers' Association in 2014. These two actions were consolidated in February 2019.

Sterling LIBOR Case in SDNY
In 2015, a putative class action was filed in the SDNY against BBPLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that the defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In 2016, this class action was consolidated with an additional putative class action making similar allegations against BBPLC and the Company and other Sterling LIBOR panel banks. The defendants' motion to dismiss was granted in December 2018. The plaintiff has asked the court to reconsider this decision.

Japanese Yen LIBOR Cases in SDNY
In 2012, a putative class action was filed in the SDNY against BBPLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association's Euroyen Tokyo Interbank Offered Rate ("Euroyen TIBOR") panel, of which BBPLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff's antitrust claims in full, but the plaintiff's CEA claims remain pending. Discovery is ongoing.

In 2017, a second putative class action concerning Yen LIBOR which was filed in the SDNY against BPLC, BBPLC and the Company was dismissed in full. The complaint makes similar allegations to the 2012 class action. The plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY
In 2016, a putative class action was filed in the SDNY against BPLC, BBPLC, the Company and other defendants, alleging manipulation of the Singapore Interbank Offered Rate ("SIBOR") and Singapore Swap Offer Rate ("SOR"). The plaintiffs amended their complaint in 2017 following dismissal by the court of the claims against the Group for failure to state a claim. In October 2018, the court dismissed all claims against BPLC, BBPLC and the Company, a decision that the plaintiffs are challenging.

Non –US Benchmark Cases
In addition to the US actions described above, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in the UK, a number of other jurisdictions in Europe, Israel and Argentina. Additional proceedings in non-US jurisdictions may be brought in the future.

Claimed Amounts/Financial Impact
Aside from the settlements discussed above any payment in respect of which was made by an affiliate of the Company, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Company or what effect they might have upon the Company's financial position in any particular period.

Foreign Exchange Investigations
Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

In 2015 the Group reached settlements with the CFTC, the DoJ, the NYDFS, the Board of Governors of the Federal Reserve System ("Federal Reserve") and the FCA (together, the "2015 Resolving Authorities") in relation to investigations into certain sales and trading practices in the Foreign

Exchange market. In connection with these settlements, the Group paid total penalties of approximately $2,384 million and agreed to undertake certain remedial actions.

Under the plea agreement with the DoJ, in addition to a criminal fine, BPLC agreed to a term of probation of three years during which BPLC, including its subsidiaries, must, among other things, (i) commit no crime whatsoever in violation of the federal laws of the United States, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, (iii) report credible evidence of criminal violations of US antitrust or fraud laws to the relevant US authority, and (iv) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. In January 2017, the US District Court for the District of Connecticut accepted the plea agreement and in accordance with the agreement sentenced BPLC to pay $650 million as a fine and $60 million for violating the NPA (which amounts are part of the $2,384 million referred to above) and to serve three years of probation from the date of the sentencing order. The Group also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in the Foreign Exchange market.

The DoJ has also conducted an investigation into conduct relating to certain trading activities in connection with certain transactions during 2011 and 2012. The Group has been providing information to the DoJ and other relevant authorities reviewing this conduct. In February 2018, the DoJ issued a letter closing its investigation of the Group in exchange for, among other things, the Group's agreement to pay $12.9 million in disgorgement and restitution, which can be offset by any settlement amount paid as civil restitution. The Group resolved a related civil dispute. The amount paid was not material to the Group.

Claimed Amounts/Financial Impact
Aside from the settlements discussed above any payment in respect of which was made by an affiliate of the Company, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Company or what effect they might have on the Company's financial position in any particular period.

Civil actions in respect of Foreign Exchange
Following settlement of certain investigations referred to above in 'Foreign Exchange Investigations' a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to Foreign Exchange or may do so in the future. Certain of these cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

Consolidated FX Action
In 2014, a number of civil actions filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC, were combined into a single consolidated action ("Consolidated FX Action"). In 2015, BBPLC and the Company settled the Consolidated FX Action and paid $384 million. The settlement received final court approval in August 2018.

FX Opt Out Action
In November 2018, a group of sixteen plaintiffs (and several of their affiliates) who opted out of the Consolidated FX Action settlement filed a complaint in the SDNY against the Consolidated FX Action defendants, including BBPLC and the Company.

ERISA FX Action
Since 2015, several civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates, including claims under the US Employee Retirement Income Security Act ("ERISA") statute ("ERISA Claims"), and naming several international banks as defendants, including BPLC, BBPLC and the Company. The Court dismissed the ERISA Claims. This dismissal was affirmed on appeal in 2018 and is not subject to further appeal.

Retail Basis Action
A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including BPLC and the Company, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches ("Retail Basis Claims"). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Group and all other defendants. The plaintiffs amended their complaint and sought to expand the action to include credit card, debit card and wire transactions, which expansion the Court denied.

State Law FX Action
In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The plaintiffs' counsel subsequently amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action and asserted substantively similar claims. These two actions were consolidated and a consolidated complaint was filed in 2017. The consolidated action was dismissed, but the plaintiffs were permitted to file an amended complaint, except as to their federal claims, in November 2018. The Company is named as a defendant in the action.

Non-US FX Actions
In addition to the actions described above, legal proceedings have been brought or are threatened against the Group in connection with manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe and Israel, and additional proceedings may be brought in the future.

Claimed Amounts/Financial Impact
Aside from the settlement described above the payment in respect of which was made by an affiliate of the Company, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Company or what effect they might have upon the Company's financial position in any particular period.

Metals investigations
BBPLC has provided information to the DoJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.
Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect they might have upon the Company's financial position in any particular period.

Civil actions in respect of the gold and silver fix

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that BBPLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws.

Also, in the US, a proposed class of plaintiffs filed a complaint against a number of banks, including BBPLC, the Company and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. The court has dismissed this action as against the Group entities.

Civil actions have also been filed in Canadian courts against BPLC, BBPLC, Barclays Capital Canada Inc., the Company and Barclays Capital PLC on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect they might have upon the Company's financial position in any particular period.

United States residential and commercial mortgage-related activity and litigation

There have been various investigations and civil litigation relating to secondary market trading of US residential mortgage-backed securities and US commercial mortgage-backed securities.

DoJ Civil Action

In December 2016, the DoJ filed a civil complaint against BBPLC, BPLC, the Company, Barclays Group US Inc., Barclays US LLC, BCAP LLC, Securitized Asset Backed Receivables LLC and Sutton Funding LLC, in the US District Court in the Eastern District of New York ("EDNY") containing a number of allegations, including mail and wire fraud, relating to mortgage-backed securities sold between 2005 and 2007. In March 2018, the Group reached a settlement with the DoJ to resolve this complaint for a civil penalty of $2 billion which was paid in 2018, of which the Company paid $1 billion.

Claimed Amounts/Financial Impact

The Company does not expect the action described above to have any further material impact on its financial position.

Alternative trading systems

In 2014, the New York State Attorney General ("NYAG") filed a complaint ("NYAG Complaint") against BPLC and the Company in the Supreme Court of the State of New York alleging, among other things, that BPLC and the Company engaged in fraud and deceptive practices in connection with LX, the Group's SEC-registered alternative trading system ("ATS"). In February 2016, the Group reached separate settlement agreements with the SEC and the NYAG to resolve those agencies' claims against BPLC and the Company relating to the operation of LX and paid $35 million to each.

BPLC and the Company were named in a purported class action by an institutional financial services firm under California law based on allegations similar to those in the NYAG Complaint. In October 2016, the federal court in California granted the motion of BPLC and the Company to dismiss the entire complaint. In July 2018, the court of appeals affirmed the dismissal.

Following the filing of the NYAG Complaint, BPLC and the Company were also named in a putative shareholder securities class action along with certain current and former executives. The plaintiffs claim that holders of BPLC American Depository Receipts ("ADRs") suffered damages when the

ADRs declined in value as a result of the allegations in the NYAG Complaint. The parties have agreed to a settlement of this action for $27 million, which is subject to final court approval.

Claimed Amounts/Financial Impact
The Company does not expect the financial impact of the actions described to be material to the its financial position.

Treasury auction securities civil actions and related matters
Various civil actions have been filed against BBPLC, the Company and other financial institutions alleging violations of antitrust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government and agency securities in various markets.

Numerous putative class action complaints have been filed in US Federal Court against BBPLC, the Company and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against the Company and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

BPLC, BBPLC, the Company, Barclays Services Limited, Barclays Capital Securities Limited and certain other financial institutions have been named as defendants in a civil antitrust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds (SSA Bonds) from 2009 through 2015. The defendants have moved to dismiss the action. In February 2019, indirect purchasers of SSA Bonds filed a separate but related complaint making similar allegations.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government and agency securities in various markets and the Group has been providing information to various authorities on an ongoing basis.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect they might have upon the Company's financial position in any particular period.

Mexican Government Bond civil action
BPLC, BBPLC, the Company, Barclays Capital Securities Limited, Barclays Bank Mexico, S.A., Grupo Financiero Barclays Mexico, S.A. de C.V. and Banco Barclays S.A., together with other financial institutions that allegedly transacted in Mexican government bonds ("MGB"), are named as defendants in a class action consolidated in the SDNY. The plaintiffs assert antitrust and state law claims arising out of an alleged conspiracy to fix the prices of MGB from 2006 through mid-2017. Defendants have moved to dismiss the consolidated action.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect they might have upon the Company's financial position in any particular period.

Interest rate swap and credit default swap US civil actions
BPLC, BBPLC, and the Company, together with other financial institutions that act as market makers for interest rate swaps, Trade Web, and ICAP, are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for interest rate swaps and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating interest rate swaps with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds. The case is in discovery.

In 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the interest rate swap cases, including BPLC, BBPLC, and the Company, claiming that certain conduct alleged in the interest rate swap cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. The defendants have moved to dismiss this action. Separately, in June 2018, trueEX LLC filed an antitrust class action in the SDNY against eleven financial institutions that act as dealers in the interest rate swap market, including BBPLC and the Company, alleging that the defendants unlawfully conspired to block trueEX from successfully entering the market with its interest rate swap trading platform. trueEX LLC also alleges that the defendants more generally boycotted other anonymous, all-to-all interest rate swap trading platforms. In November 2018, the court dismissed certain claims for unjust enrichment and tortious interference, but denied a motion to dismiss the federal and state antitrust claims which remain pending.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect they might have upon the Company's financial position in any particular period.

General
The Company and the Group are engaged in various other legal, competition and regulatory matters in the US and a number of overseas jurisdictions, including those which arise in the ordinary course of business from time to time.

The Company and the Group are also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with its business. The Company and the Group as applicable are cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, the Company does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position.

19. **Guarantees**

ASC 460, *Guarantees* requires that a guarantor recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee. US GAAP defines a guarantee as a contract that contingently requires the guarantor to pay a guaranteed party based upon: (a) changes in an underlying asset, liability or equity security of the guaranteed party; or (b) a third party's failure to perform under a specified agreement. However, US GAAP excludes from the recognition provisions of ASC 460, guarantees issued between parents and their subsidiaries or between corporations under common control. Therefore, certain guarantees between the Company and other Group entities are not recognized in the Statement of Financial Condition of the Company but are disclosed herein (see also Note 14 "Transactions with Affiliated Companies"). The Company also enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees.* Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relates to an asset, liability or equity security of a guaranteed party. Derivatives that meet the definition of a guarantee include certain written equity options.

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Statement of Financial Condition.

The Company's derivatives that act as guarantees are summarized below and are shown on a gross basis prior to counterparty netting as of December 31, 2018 (in millions):

	Carrying Value of Liability	Maximum Payout/Notional
Written Equity Options	$ 3,743	$ 97,535

20. **Counterparty Credit Risk Management**

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, are executed with individuals and institutions. This includes brokers and dealers, central clearers and exchanges, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk is associated with the nonperformance of counterparties in fulfilling their contractual obligations.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit and market exposure reporting and control procedures. This includes marking to market securities transactions and collateral while requiring adjustments to collateral levels where appropriate. In connection with its derivatives trading activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements may provide

the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

21.   Regulatory Requirements

Cash and Securities Segregated Pursuant to Federal Regulations
Under the provisions of Rule 15c3-3 of the SEA, $1,668 million of cash has been segregated for the exclusive benefit of customers at December 31, 2018.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker Dealers ("PAB") pursuant to SEA Rule 15c3-3. As of December 31, 2018 the Company segregated $10 million of cash in a special reserve bank account to meet the PAB requirement.

As an FCM, the Company is required to segregate funds in a cleared swap customer account, a secured funds account and a segregated funds account under rules mandated by the CFTC. For these purposes, $1,013 million, $977 million, and $161 million, respectively, are held in accounts at non affiliate banks and are reflected in cash segregated pursuant to federal regulations in the accompanying statement of financial condition.

Net Capital
The Company is subject to the SEA's Uniform Net Capital Rule 15c3-1 and the CFTC Regulation 1.17 which requires the maintenance of minimum net capital.

Under the CFTC Regulation 1.17, the Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital the greater of $1 million, 2% of the aggregate debit balances arising from customer transactions which was $591 million, or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts which was $980 million.   As such, the December 31, 2018 minimum net capital requirement under the CFTC Regulation 1.17 was $980 million.

In addition, under the SEA Rule 15c3-1, the Company's minimum net capital requirement of $1,026 million as of December 31, 2018 included an additional requirement of $46 million which related to certain reverse repurchase agreements.

At December 31, 2018, the Company had net capital of $6,224 million, which was 21.08% of aggregate debit items and $5,198 million in excess of the minimum net capital requirement of $1,026 million under the SEC's Rule 15c3-1.

As a registered broker-dealer, we are required to meet the business mix test exemption under Section 11(a)(1)(G) of the Securities Exchange Act of 1934. This test requires our qualifying transactions be greater than 50% of our total revenue. As of December 31, 2018, we have met this requirement.

22.   Subsequent Events

The Company has evaluated subsequent events from January 1, 2019 through March 1, 2019, the date the Statement of Financial Condition were available to be issued. The Company has had no material subsequent events since December 31, 2018.